Mail Stop 3561

February 29, 2008

James E. Ferrell
Chief Executive Officer
Ferrellgas Partners, L.P.
7500 College Boulevard, Suite 1000
Overland Park, KS 66210

> **Re: Ferrellgas Partners, L.P.**
> **Response letter dated February 13, 2008 for:**
> **Form 10-K for Fiscal Year Ended July 31, 2007**
> **Filed September 28, 2007**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2007**
> **Filed December 6, 2007**
> **File No. 1-11331**

Dear Mr. Ferrell:

We have reviewed your response to our letter dated February 1, 2008 and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

General

1. In your next response please provide us with, in writing, a statement from the company acknowledging that: the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended July 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

2. We note your response to comment 1 in our letter dated February 1, 2008. Based upon the information you have provided to us we note that there are significant differences between the gross margin percentages for your customer classes. Based upon the differences in gross margin percentages it appears that a significant increase in sales to one class of customer would have a disproportionate impact on overall gross margins. We do not agree with your assertion that disclosure of sales and gross margins by major customer class would be misleading to the reader. We note your concerns with respect to the possibility of readers making inappropriate inferences based upon disclosure of sales and gross margins by customer class. However, we also note that you will have an opportunity to explain to readers the factors that contributed to changes in your results of operation. Your response indicates that your pricing decisions are made based upon quantity purchased and that you operate under the assumption that there are certain economies inherent in your distribution costs relative to large volume versus small volume sales. We also believe that your apparent inability to assess bottom line profitability by customer class would be useful information to readers as it would communicate the inherent limitations of your reporting systems and provide additional context to your discussion regarding pricing.

Directors and Executive Officers of the Registrants, page 58

3. We note your response to comment 3 in our letter dated February 1, 2008. Please specifically state all positions and offices held by Messrs. Wambold, Brown, Caresia and Kline. See Item 401 of Regulation S-K. In addition, please provide sufficient dates for Mr. Brown's employment prior to 2004 to encompass the past five years.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

James E. Ferrell
Ferrellgas Partners, L.P.
February 29, 2008
Page 3

       You may contact Robert Babula, Accountant, at (202) 551-3339 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

       Sincerely,

       H. Christopher Owings
       Assistant Director